UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Avantair, Inc.

(Name of Issuer)

Common Stock, $.0001 Par Value

(Title of Class of Securities)

03979E100

(CUSIP Number)

Jeffrey Kirby

P.O. Box 70458

Reno, Nevada 89570

(775) 352-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

William Haddad, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 335-4500

February 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03979E100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Kirby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

936,282
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

936,282
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

936,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.08%
14	TYPE OF REPORTING PERSON

IN

Schedule 13D

This statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Avantair, Inc., a Delaware corporation, formerly known as Ardent Acquisition Corp. (the “Company”). This Schedule 13D is being filed by Jeffrey Kirby (the “Reporting Person”).

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive officers of the Company are located at 4311 General Howard Drive, Clearwater, Florida 33762.

Item 2.	Identity and Background

(a) This statement is being filed by Jeffrey Kirby.

(b) The business address of Jeffrey Kirby is P.O. Box 70458, Reno, Nevada 89570.

(c) Jeffrey Kirby is an investor. The Company’s principal business is the sale and management of fractional ownerships of professionally piloted aircraft for personal and business use. The Company’s address is 4311 General Howard Drive, Clearwater, Florida 33762.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jeffrey Kirby is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On February 22, 2007, the Company acquired (the “Acquisition”) all of the outstanding shares of Avantair, Inc., a Nevada corporation, from the Reporting Person and certain other selling stockholders in exchange for an aggregate of 6,684,822 shares of Company common stock (collectively, the “Sellers”) pursuant to a Stock Purchase Agreement, dated October 2, 2006, as amended by that certain Amendment to the Stock Purchase Agreement, dated December 15, 2006 (collectively, the “Stock Purchase Agreement”), the forms of which are listed as Exhibit 1 and Exhibit 2 hereto. The Acquisition consideration received by the Sellers consisted of 6,684,822 shares of Common Stock, of which 936,282 shares were issued to the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock or warrants to purchase shares of Common Stock. The Reporting Person reserves the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.

In addition, under the Stock Purchase Agreement, the Sellers, which include the Reporting Person, have a contingent right to acquire additional shares of Common Stock (collectively, the “Contingent Shares”) as follows:

•

At the end of the fiscal year ending June 30, 2007, the Company will calculate (based on its annual audited consolidated financial statements for such fiscal year) its net income or loss, plus (i) interest expense, (ii) total taxes paid or payable, and (iii) depreciation and amortization expense, all as determined on a consolidated basis in accordance with generally accepted accounting principles (except, for the purposes of this calculation, any revenues generated by the Company with respect to sales of aircraft (or interests therein) and the associated costs shall be treated as recognized in the fiscal year of sale and not amortized over a period of several years). If this calculated amount, which is sometimes referred to as Cash EBITDA, is greater than $6,000,000 for the fiscal year ending June 30, 2007, the Company will issue an aggregate of 954,975 shares of Common Stock to the Sellers.

•

At the end of the fiscal year ending June 30, 2008, the Company will calculate (based on its annual audited consolidated financial statements for such fiscal year) Cash EBITDA. If Cash EBITDA is greater than $20,000,000 for the fiscal year ending June 30, 2008, the Company will issue an aggregate of 4,774,873 shares of Common Stock to the Sellers.

•

If at any time after the closing of the acquisition but prior to February 23, 2009, the closing trading price on the Over-the-Counter Bulletin Board (or on a national securities market on which the Company’s shares of Common Stock are then quoted for trading) of the shares of Common Stock for 20 trading days within any 30 trading day period equals or exceeds $8.50 per share, then the Company will issue an additional aggregate of 4,774,873 shares of Common Stock to the Sellers.

In the event that, at any time following the closing and prior to February 23, 2009, the Company consummates a merger or similar transaction with a third party which results in a change of control of the Company, or consummates a sale of all or substantially all of the Company’s assets, in each case for aggregate consideration equal to at least the product of (x) $8.50 and (y) the aggregate number of shares of Common Stock issued and outstanding after giving effect to the issuance to the Sellers of all shares of Common Stock under the Stock Purchase Agreement (including all deferred payments) and full exercise or conversion of all of warrants, options and other convertible securities exercisable for or convertible into Common Stock then outstanding, then the Company shall issue to the Sellers a number of shares of Common Stock equal to the maximum amount of the deferred payments which could be issued to the Sellers under the Stock Purchase Agreement with respect to each fiscal year ending June 30, 2007 and 2008 which has not yet been completed, and assuming the trading price of the Common Stock had satisfied the criteria for the issuance of deferred payments.

The Reporting Person has the right to acquire 14.00% of any Contingent Shares described above which are issued to the Sellers.

Other than as set forth herein, Reporting Person does not have any plans or proposals that relate to or would result in any of the following:

(a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(c) A sale or transfer of a material amount of assets of the Company;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Any other material changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person is the beneficial owner of 936,282 shares of Common Stock. This constitutes approximately 6.08% of the shares of Common Stock outstanding.

The percentage ownership of the Reporting Person in the Company’s capital stock is based on 15,084,822 issued and outstanding shares of Common Stock according to information provided by the Company to the Reporting Person.

(b)	The responses of the Reporting Person to Items (7) through (11) of page 2 hereto is incorporated herein by reference.

(c)	The Reporting Person has not effected any transactions in shares of Common Stock during the past sixty days other than as described in Item 3 of this Schedule 13D.

(d)	Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Escrow Agreement (the “Escrow Agreement”), dated February 22, 2007, between the Sellers and JPMorgan Chase Bank, N.A., the form of which is listed as Exhibit 3 hereto, an aggregate of 1,601,953 of the shares of Common Stock included within the purchase price will be transferred to J.P. Morgan, as escrow agent, to secure the indemnification obligations of the Sellers under the Stock Purchase Agreement. Of that amount, the Reporting Person will escrow 439,795 shares of Common Stock. The escrowed shares will only be available to satisfy claims that are made prior to the 45th day following the date on which the Company files its Form 10-K with respect to the fiscal year ending June 30, 2008. On the fifth business day following the end of such period, any remaining escrowed amounts that have not been used to satisfy claims, or which are not then in dispute, will be released to the Sellers.

In addition, on February 22, 2007, the Reporting Person, along with certain other stockholders of the Company, entered into a Stockholders Agreement with the Company (the “Stockholders Agreement”) which is listed as Exhibit 4 hereto, in which the Reporting Person agreed not to transfer, sell, assign, pledge or otherwise dispose of 756,426 of the shares of Common Stock they received at the closing of the Acquisition, other than certain permitted transfers to relatives, affiliates, family trusts and the like.

Under the Stockholders Agreement, the Reporting Person has also agreed to designate certain individuals for election to the Company’s board of directors and to vote for such individuals. The Company’s initial stockholders shall have the right to designate three directors, who shall initially be Barry J. Gordon (who shall also be elected non-executive Chairman of the Company’s Board of Directors), Arthur H. Goldberg and Stephanie A. Cuskley. Two of the Company’s initial stockholders’ designees must qualify as “independent” directors under applicable securities laws and applicable market exchange rules. The Sellers shall have the right to designate four directors, who shall initially be Steven Santo, John Waters, A. Clinton Allen and Robert J. Lepofsky. Two of the designees of the Sellers’ stockholders (including the designee who is subject to Company’s consent) must also qualify as an independent directors. The respective rights of the initial stockholders of the Company and the Sellers will terminate on the later of 60 days following the date on which the Company files its Form 10-K with respect to the fiscal year ending June 30, 2008, and the date on which each group beneficially owns (on a collective basis) less than 50% of the percentage of the Company’s common stock that they beneficially own (on a collective basis) immediately following the closing of the Acquisition.

The Reporting Person is also a party to the investor rights agreement, dated October 2, 2006 (the “Investor Rights Agreement”), listed as Exhibit 5 hereto, in which the Company has agreed to file a “shelf” registration statement within 60 days of the closing of the Acquisition covering the resale of certain shares of Common Stock and shares of Common Stock underlying the warrants described below. In the event a “shelf” registration statement is not filed with the Securities and Exchange Commission within 60 days after the date of the closing of the Acquisition, the Company will promptly issue to the Reporting Person warrants to purchase 2,000 shares of Common Stock. The warrants will have an exercise price of $5.00 per share and will be identical to the Company’s currently publicly traded warrants. The Reporting Person is entitled to the warrants for each consecutive thirty (30) day period for which the “shelf” registration statement is not filed with the Securities and Exchange Commission.

Item 7.	Material to be Filed as Exhibits

The following materials are filed as Exhibits to the Statement:

EXHIBIT 1:	Stock Purchase Agreement (filed as Annex A to the Schedule 14A filed with the Securities and Exchange Commission by the Company on February 1, 2007, and incorporated herein by reference).

EXHIBIT 2:	Amendment to Stock Purchase Agreement (filed as Annex C to the Schedule 14A filed with the Securities and Exchange Commission by the Company on February 1, 2007, and incorporated herein by reference).

EXHIBIT 3:	Escrow Agreement (filed as Annex E to the Schedule 14A filed with the Securities and Exchange Commission by the Company on February 1, 2007, and incorporated herein by reference).

EXHIBIT 4:	Stockholders Agreement (filed as Annex G to the Schedule 14A filed with the Securities and Exchange Commission by the Company on February 1, 2007, and incorporated herein by reference).

EXHIBIT 5:	Investor Rights Agreement (filed as Annex H to the Schedule 14A filed with the Securities and Exchange Commission by the Company on February 1, 2007, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2007	/s/ Jeffrey Kirby
Jeffrey Kirby